EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2021, our 2020 annual consolidated financial statements and our 2020 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our quarterly and three-year outlook, including forecasted impacts associated with our Change Program, and our expectations related to general economic conditions (including the impact of the COVID-19 pandemic on the U.S. and global economies), market trends and their anticipated effects on our business segments, and share repurchases. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of August 5, 2021.

We have organized our management’s discussion and analysis in the following key sections:

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on both an IFRS and non-IFRS basis. We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt and our leverage ratio of net debt to adjusted EBITDA; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined in the glossary below and in Appendix A).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
Change Program	A two-year initiative focused on transforming our company from a holding company to an operating company and into a leading content-driven technology company
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
COVID-19	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization during March 2020
EPS	Earnings per share
F&R	Our former Financial & Risk business, now the Refinitiv business of LSEG
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods
Refinitiv	Our former F&R business, which is now the Refinitiv business of LSEG. We owned 45% of Refinitiv from October 1, 2018 through January 29, 2021
YPL	York Parent Limited, the entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries. YPL was previously known as Refinitiv Holdings Ltd. prior to the sale of Refinitiv to LSEG on January 29, 2021.
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in five reportable segments supported by a corporate center:

Second-Quarter 2021 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources. Costs associated with our Change Program are reported within our corporate center.

Key Financial Highlights

Our second-quarter performance exceeded the business outlook we communicated in May 2021 and positions our company well for the rest of this year and 2022. These results reflect the confidence of our customers in both an improving economic environment and in their prospects. This dynamic presents us with a tailwind as our customers are spending on products and solutions that fit their workflows and improve their professional lives, which are rapidly evolving. We continue to execute on our Change Program, which we announced in February 2021, to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. Refer to the “Change Program” section of this Executive Summary for additional information.

On August 5, 2021, we announced our outlook for the third quarter. Based on our first-half performance and the confidence we have in the trajectory of our business for the second half of the year, we also raised our full-year 2021 total company and “Big 3” guidance for revenue growth, adjusted EBITDA margin and free cash flow. We reaffirmed the remaining measures associated with our full-year 2021 guidance as well as the 2022 and 2023 outlooks we previously communicated in February 2021. Refer to the “Outlook” section of this management’s discussion and analysis for additional information.

On August 5, 2021, we announced that we plan to repurchase up to $1.2 billion of our common shares. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

Consolidated results

	Three months ended June 30,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2021	2020	Total	Constant Currency
IFRS Financial Measures
Revenues	1,532	1,405	9%
Operating profit	316	365	(14%)
Diluted EPS	$2.15	$0.25	n/m
Cash flow from operations	462	422	10%
Non-IFRS Financial Measures(1)
Revenues	1,532	1,405	9%	7%
Organic revenue growth				7%
Adjusted EBITDA	502	479	5%	5%
Adjusted EBITDA margin	32.7%	34.1%	(140)bp	(70)bp
Adjusted EPS	$0.48	$0.44	9%	9%
Free cash flow	379	305	25%

Supplemental financial results – “Big 3” Segments—Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Three months ended June 30,
			Change
(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency
“Big 3” Non-IFRS Financial Measures(1)
Revenues	1,218	1,117	9%	7%
Organic revenue growth				7%
Adjusted EBITDA	487	426	14%	13%
Adjusted EBITDA margin	39.9%	38.1%	180bp	190bp

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 9% in total, driven by growth across all of the Company’s customer segments and a 2% favorable impact from foreign currency. Revenues increased 7% on both a constant currency and organic basis driven by 5% growth in recurring revenues (79% of total revenues) as well as growth in transactions, Reuters News and Global Print revenues, which benefited from a favorable comparison to the second quarter of 2020 when the early stages of the COVID-19 pandemic negatively impacted results.

Revenues for our “Big 3” segments (80% of total revenues) increased 9% in total and 7% on both a constant currency and organic basis. The increase in organic revenues was driven by 6% growth in recurring revenues (88% of “Big 3” revenues) and 17% growth in transactions revenues.

Operating profit decreased 14% as the prior-year period included a significant benefit from the revaluation of warrants that we previously held in Refinitiv. Adjusted EBITDA, which excludes the impact of the warrant revaluation among other items, increased as higher revenues more than offset higher operating expenses, which included Change Program costs. Adjusted EBITDA margin declined due to the higher costs.

Diluted EPS increased to $2.15 per share compared to $0.25 per share in the prior-year period due to an increase in the value of our LSEG investment. Adjusted EPS, which excludes changes in value from our LSEG investment, as well as other adjustments, increased to $0.48 per share from $0.44 per share in the prior-year period primarily due to higher adjusted EBITDA.

Cash flow from operations increased as higher revenues and favorable movements in working capital more than offset higher tax payments and expenses, which included Change Program costs. Free cash flow increased due to higher cash flow from operations and a dividend paid by LSEG.

Our second-quarter performance exceeded the business outlook we communicated in May 2021. Below is a comparison of our actual revenue performance for the second quarter of 2021 to the related quarterly outlook.

Non-IFRS Financial Measures (1)	Second-Quarter 2021 Outlook	Second-Quarter 2021 Performance

	Total Thomson Reuters
Revenue growth (before currency)	Between 5.5% and 6.5%	7.1%	✓
Organic revenue growth	Between 5.5% and 6.5%	7.0%	✓

	“Big 3” segments
Revenue growth (before currency)	Between 6.0% and 7.0%	7.3%	✓
Organic revenue growth	Between 6.0% and 7.0%	7.2%	✓

	Other segments
Tax & Accounting Professionals revenue growth (before currency)	Between 10.0% and 15.0%	15.4%	✓
Reuters News revenue growth (before currency)	Between 2.0% and 3.0%	6.3%	✓
Global Print revenue growth (before currency)	Between 1.0% and 3.0%	6.4%	✓

Our second-quarter revenue growth is forecast to be the high point for the year, reflecting strong revenue growth across the businesses combined with a favorable comparison to the second quarter of 2020 when the early stages of the COVID-19 pandemic negatively impacted results.

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Change Program

Our outlook incorporates significant investments for our Change Program in 2021 and 2022. These investments are intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company.

The objectives of our Change Program are to:

●	Make it easier for our customers to do business with us;
●	Significantly modernize and simplify our product portfolio and product development groups;
●	Reduce complexity in our operations and technology organization; and
●	Continue to simplify our organizational structure to enable a more innovative culture.

We continue to execute on our Change Program. In the first half of 2021, we invested $91 million ($52 million of operating expenses and $39 million of capital expenditures) on technology, organizational and market-related initiatives, and achieved $90 million of annualized run-rate operating expense savings toward our overall savings targets. We supplemented our existing teams with experienced talent to strengthen skill sets across product development, digital, technology, strategy and change management. We expect Change Program costs and capital expenditures combined will be between $210 million and $260 million in the second half of the year, which will include spending on Cloud migration, streamlining internal systems, and third-party contractors. Refer to the “Outlook” section of this management’s discussion and analysis for additional information.

Sale of Refinitiv to LSEG

In January 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG in an all share transaction. As a result, we indirectly own LSEG shares through YPL, an entity jointly owned by our company, Blackstone’s consortium and certain current and former members of Refinitiv senior management. As of June 30, 2021, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 24% voting interest in LSEG). At the same date, we owned 42.82% of YPL and indirectly owned approximately 72.4 million LSEG shares. As of August 4, 2021, these shares had a market value of approximately $7.5 billion based on LSEG’s closing share price on that day. For a discussion of the lock-up related to our LSEG shares and other governance aspects of our LSEG investment, please see our 2020 annual report.

In the first quarter of 2021, we recognized a gain of $8,075 million related to the January sale of Refinitiv to LSEG within “Share of post-tax earnings (losses) in equity method investments” in the consolidated income statement. As of the January 29, 2021 closing date, we indirectly owned approximately 82.5 million LSEG shares, which included 4.5 million shares from the exercise of warrants we previously held in Refinitiv. The transaction was predominantly tax deferred for our company except for approximately $640 million that is payable in 2021. In March 2021, as permitted under a lock-up exception, approximately 10.1 million of our LSEG shares were sold for pre-tax net proceeds of $994 million. Over the course of 2021, we will pay approximately $225 million of tax on the sale of these shares and will use the remaining after-tax proceeds to pay the approximately $640 million of taxes on the LSEG transaction. In the first half of 2021, we paid $444 million of tax in connection with these transactions. The proceeds from the sale of the shares by YPL were distributed to our company as a dividend that reduced the value of the investment. The proceeds and the associated tax payments were presented in “Net cash provided by investing activities” within the consolidated statement of cash flow.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of our operating profit may be further impacted in 2021 by the timing of significant Change Program costs we expect to incur. The seasonality of our revenues and operating expenses was impacted by COVID-19 in 2020.

Consolidated results

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2021	2020	Total	Constant Currency	2021	2020	Total	Constant Currency
IFRS Financial Measures
Revenues	1,532	1,405	9%		3,112	2,925	6%
Operating profit	316	365	(14%)		703	655	7%
Diluted EPS	$2.15	$0.25	n/m		$12.28	$0.64	n/m
Non-IFRS Financial Measures(1)
Revenues	1,532	1,405	9%	7%	3,112	2,925	6%	5%
Organic revenue growth				7%				5%
Adjusted EBITDA	502	479	5%	5%	1,060	959	11%	10%
Adjusted EBITDA margin	32.7%	34.1%	(140)bp	(70)bp	34.1%	32.8%	130bp	160bp
Adjusted EBITDA less capital expenditures	389	334	17%		827	672	23%
Adjusted EBITDA less capital expenditures margin	25.4%	23.8%	160bp		26.6%	23.0%	360bp
Adjusted EPS	$0.48	$0.44	9%	9%	$1.06	$0.92	15%	15%

Supplemental financial results – “Big 3” Segments—Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Three months ended June 30,					Six months ended June 30,
			Change				Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	2021	2020	Total	Constant Currency
Non-IFRS Financial Measures(1)
Revenues	1,218	1,117	9%	7%	2,495	2,328	7%	6%
Organic revenue growth				7%				6%
Adjusted EBITDA	487	426	14%	13%	1,010	857	18%	16%
Adjusted EBITDA margin	39.9%	38.1%	180bp	190bp	40.5%	36.8%	370bp	350bp

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

		Three months ended June 30,				Six months ended June 30,
			Change					Change

(millions of U.S. dollars)	2021	2020	Total	Constant Currency	Organic	2021	2020	Total	Constant Currency	Organic
Recurring revenues	1,220	1,139	7%	5%	5%	2,440	2,307	6%	5%	4%
Transactions revenues	166	133	25%	22%	22%	383	331	15%	14%	14%
Global Print revenues	147	134	9%	6%	6%	290	289	-	(2%)	(2%)
Eliminations/Rounding	(1)	(1)				(1)	(2)
Revenues	1,532	1,405	9%	7%	7%	3,112	2,925	6%	5%	5%

Revenues increased 9% in total and 7% on both a constant currency and organic basis in the second quarter. The increase in organic revenues included 5% growth in recurring revenues (79% of total revenues), as well as higher revenues from transactions, Reuters News and Global Print, which benefited from a favorable comparison to the second quarter of 2020 when the early stages of the COVID-19 pandemic negatively impacted results. Specifically, transactions revenues were negatively impacted in 2020 by lower activity in our Tax & Accounting Professionals segment due to the U.S. government extension of the federal tax filing deadline from April 15 to July 15 and in our Reuters News segment by the cancellation of conferences in its Events business. Our Global Print revenues in the prior-year period were negatively impacted by shipping delays requested by customers working remotely. In the six-month period of 2021, revenues increased 6% in total and 5% on both a constant currency and organic basis due to growth in recurring and transactions revenues. Global Print revenues declined slightly on an organic basis.

Revenues for our “Big 3” segments (80% of total revenues) increased 9% in total and 7% on both a constant currency and organic basis in the second quarter. On an organic basis, recurring revenues (88% of “Big 3” revenues) grew 6% and transactions revenues increased 17%. In the six-month period of 2021, “Big 3” revenues (80% of total revenues) increased 7% in total and 6% on both a constant currency and organic basis. On an organic basis, recurring revenues (86% of “Big 3” revenues) grew 5% and transactions revenues increased 11% through June 30, 2021.

Foreign currency favorably impacted revenue growth in both periods due to the weakening of the U.S. dollar against most major currencies, including the British pound sterling, Euro, Canadian dollar and Australian dollar, which more than offset the strengthening of the U.S. dollar against the Argentine peso, compared to the prior-year periods. In the six-month period of 2021, the U.S. dollar also strengthened against the Brazilian real, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit decreased 14% in the second quarter as the prior-year period included a significant benefit from the revaluation of warrants that we previously held in Refinitiv. Operating profit increased 7% in the six-month period of 2021 as higher revenues more than offset higher operating expenses, which included Change Program costs. We incurred $41 million and $52 million of Change Program costs in the second quarter and six-month period of 2021, respectively. The revaluation of the warrants did not significantly impact operating profit in the six-month period of 2021.

Adjusted EBITDA, which excludes the impact of the warrant revaluation among other items, increased in both periods due to higher revenues, which more than offset higher operating expenses. Adjusted EBITDA margin declined in the second quarter of 2021 due to higher costs, but increased in the six-month period. Change Program costs negatively impacted adjusted EBITDA margin by 270bp and 160bp, in the second quarter and six-month periods of 2021, respectively. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margins by 70bp and 30bp in the second quarter and six-month period, respectively.

Adjusted EBITDA less capital expenditures and the related margins increased in both periods due to higher adjusted EBITDA and lower capital expenditures.

Operating expenses

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars)	2021	2020	Total	Constant Currency	2021	2020	Total	Constant Currency
Operating expenses	1,036	929	11%	8%	2,054	1,946	6%	3%
Remove fair value adjustments(1)	(6)	(3)			(2)	20
Operating expenses, excluding fair value adjustments	1,030	926	11%	8%	2,052	1,966	4%	3%

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business. Fair value adjustments are excluded from our calculation of adjusted EBITDA. Refer to Appendix B of this management’s discussion and analysis for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating expenses, excluding fair value adjustments, increased in both periods in total and on a constant currency basis. Higher operating expenses reflected $41 million and $52 million of Change Program costs in the second quarter and six-month period of 2021, respectively, as well as higher compensation-related costs. Change Program spending included severance as well as costs related to technology and market initiatives. The weakening of the U.S. dollar against most major currencies contributed to the increase in total expenses.

Depreciation and amortization

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2021	2020	Change	2021	2020	Change
Depreciation	42	43	(4%)	88	83	6%
Amortization of computer software	122	118	5%	237	229	4%
Subtotal	164	161	2%	325	312	4%
Amortization of other identifiable intangible assets	30	30	1%	61	60	2%

●

Depreciation and amortization of computer software on a combined basis increased in both periods primarily due to write-downs of certain software assets as well as lease–related impairments in connection with real estate efficiency initiatives.

●

Amortization of other identifiable intangible assets increased slightly in the second quarter and six-month period, respectively, as expenses associated with recent acquisitions were essentially offset by the completion of amortization of assets acquired in previous years.

Other operating gains, net

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020
Other operating gains, net	14	80	31	48

In 2021, other operating gains, net, in both periods included a gain on the sale of a business and income related to a license that allows the Refinitiv business of LSEG to use the “Reuters” mark to brand certain products and services. Additionally, the six-month period included a $9 million benefit from the revaluation of warrants that we previously held in Refinitiv.

In 2020, other operating gains, net, included a benefit of $54 million in the second quarter and $1 million in the six-month period related to the revaluation of the warrants. Both periods included income related to the license for the “Reuters” mark referred to above and gains associated with the sale of certain real estate. The six-month period also included a gain associated with a distribution from an investment.

Net interest expense

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2021	2020	Change	2021	2020	Change
Net interest expense	49	52	(5%)	100	97	3%

In the second quarter of 2021, interest expense decreased due to lower interest costs on our net pension obligations. Interest expense associated with our debt obligations was essentially unchanged. In the six-month period of 2021, net interest expense increased reflecting the issuance of C$1.4 billion (approximately US$1 billion) five-year notes in May 2020.

Other finance (income) costs

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020
Other finance (income) costs	(2)	13	4	(34)

Other finance (income) costs primarily included gains or losses from fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. The 2020 periods also included gains related to the ineffective portion of cash flow hedges, and the six-month period in 2020 included a benefit associated with foreign exchange contracts.

Share of post-tax earnings (losses) in equity method investments

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020
YPL (formerly Refinitiv Holdings Ltd.)	1,090	(155)	7,385	(213)
Other equity method investments	2	2	4	6
Share of post-tax earnings (losses) in equity method investments	1,092	(153)	7,389	(207)

We account for our investment in LSEG at fair value, based on the share price of LSEG, within “Share of post-tax earnings (losses) in equity method investments” in the consolidated income statement. The investment is subject to equity accounting because the LSEG shares are held through YPL, over which we have significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business, the investment in LSEG shares held by YPL is accounted for at fair value. LSEG dividends distributed to our company from YPL were included in “Other investing activities” in the consolidated statement of cash flow.

In the second quarter of 2021, our share of post-tax earnings in equity method investments was comprised of a $1,039 million increase in the value of our LSEG investment, and $51 million of dividend income from LSEG. In the six-month period of 2021, our share of post-tax earnings in equity method investments was primarily comprised of an $8,075 million gain from the sale of Refinitiv, but also included LSEG dividend income. These items were partly offset by a $573 million decline in the value of our LSEG investment subsequent to the sale date and $168 million of post-tax losses related to the Refinitiv operations prior to the sale.

Based on our ownership interest in LSEG, we expect to receive dividends of approximately $75 million for the full year of 2021.

Tax expense

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020
Tax expense	289	16	1,883	63

The increase in tax expense in both periods was driven by our earnings in equity method investments. Additionally, tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020

Tax (benefit) expense

Tax items impacting comparability:

Corporate tax laws and rates(1)	(12)	19	(11)	46
Deferred tax adjustments(2)	-	(10)	-	(7)

Subtotal	(12)	9	(11)	39
Tax related to:

Amortization of other identifiable intangible assets	(7)	(7)	(14)	(13)

Share of post-tax earnings (losses) in equity method Investments	262	(39)	1,800	(53)

Other operating gains, net	-	18	4	5

Other items	-	-	-	2

Subtotal	255	(28)	1,790	(59)

Total	243	(19)	1,779	(20)

(1)

In the second quarter and six-month period of 2021, this amount included changes in deferred tax assets due to changes in foreign tax rates. In the second quarter and six-month period of 2020, this amount primarily related to a minimum tax that we did not ultimately pay due to the taxable gains that arose on the sale of an investment in the fourth quarter of 2020. However, IFRS required that we accrue the tax before that transaction took place.

(2)	Relates primarily to the recognition of deferred tax assets that arose in prior years and adjustments required due to disposals and acquisitions.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020

Tax expense	289	16	1,883	63

Remove: Items from above impacting comparability	(243)	19	(1,779)	20
Other adjustment:

Interim period effective tax rate normalization(1)	3	10	2	6

Total tax expense on adjusted earnings	49	45	106	89

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Results of Discontinued Operations

(Loss) from discontinued operations, net of tax, includes the following:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020
(Loss) from discontinued operations, net of tax	(4)	(5)	(1)	(3)

(Loss) from discontinued operations, net of tax, included residual income and expenses related to our former F&R business.

Net earnings and diluted EPS

	Three months ended June 30,				Six months ended June 30,

(millions of U.S. dollars, except per share amounts)	2021	2020	Change	2021	2020	Change
Net earnings	1,068	126	n/m	6,104	319	n/m
Diluted EPS	$2.15	$0.25	n/m	$12.28	$0.64	n/m

Net earnings and diluted EPS increased in the second quarter due to the increase in the value of our LSEG investment. The increase in the six-month period was due to the gain on the sale of Refinitiv.

Adjusted earnings and adjusted EPS

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars, except per share amounts)	2021	2020	Total	Constant Currency	2021	2020	Total	Constant Currency
Adjusted earnings	240	221	8%		528	460	15%
Adjusted EPS	$0.48	$0.44	9%	9%	$1.06	$0.92	15%	15%

Adjusted earnings and the related per share amount increased in both periods due to higher adjusted EBITDA. The increase in the six-month period was partly offset by higher depreciation and amortization of computer software.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and six months ended June 30, 2021. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

		Three months ended June 30,				Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic	2021	2020	Total	Constant Currency	Organic
Recurring revenues	626	580	8%	6%	6%	1,247	1,167	7%	5%	5%
Transactions revenues	47	40	18%	14%	14%	94	79	19%	16%	16%
Revenues	673	620	9%	7%	6%	1,341	1,246	8%	6%	6%
Segment adjusted EBITDA	285	254	12%	10%		564	484	17%	14%
Segment adjusted EBITDA margin	42.3%	40.9%	140bp	140bp		42.1%	38.8%	330bp	300bp

Revenues increased in total and on both a constant currency and organic basis in both periods. The increase in organic revenues was due to growth in recurring revenues (93% of the Legal Professionals segment in the second quarter) and transactions revenues (7% of the Legal Professionals segment in the second quarter). Revenues from law firms, which includes revenues from large global law firms and represent just over two-thirds of the segment’s revenues, and the segment’s Global business, representing smaller law firms outside the U.S., each increased 6% in the second quarter (5% in the six-month period). U.S. government revenues, which include much of our risk, fraud and compliance offerings, grew 8% in both periods. We expect revenue growth for the segment’s Government business to increase in the second half of the year, compared to the first half of the year.

In both periods, the recurring and transactions revenues increased on an organic basis driven by growth from Westlaw Edge, Practical Law, and the Government business. Recurring revenues also benefited from growth in FindLaw and the international businesses.

Segment adjusted EBITDA and the related margin increased in the second quarter driven by higher revenues, which more than offset higher expenses. In the six-month period, the increase in both measures was primarily driven by higher revenues. Foreign currency had no impact on the year-over-year change in segment adjusted EBITDA margin in the second quarter, but benefited the year-over-year change in the six-month period by 30bp.

Corporates

		Three months ended June 30,				Six months ended June 30,

				Change					Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic	2021	2020	Total	Constant Currency	Organic
Recurring revenues	300	282	6%	5%	5%	595	563	6%	5%	5%
Transactions revenues	48	47	2%	1%	1%	137	133	3%	3%	3%
Revenues	348	329	6%	4%	4%	732	696	5%	4%	4%
Segment adjusted EBITDA	130	118	10%	9%		276	235	17%	17%
Segment adjusted EBITDA margin	37.2%	35.9%	130bp	160bp		37.7%	33.8%	390bp	410bp

Revenues increased in total, constant currency and on an organic basis in both periods. The increase in organic revenues was due to growth in recurring revenues (86% of the Corporates segment in the second quarter) and in transactions revenues (14% of the Corporates segment in the second quarter).

In both periods, the increase in recurring revenues on an organic basis reflected growth in legal and tax solutions as well as from Corporates’ international businesses. In the second quarter, transactions revenues increased despite a loss of revenues related to the CLEAR business that were recorded in the prior-year period, but did not reoccur in 2021. Transactions revenue growth in both periods was driven by the indirect tax and Confirmation businesses. We expect Corporates revenue growth to increase in the second half of the year, compared to the first half of the year.

Segment adjusted EBITDA and the related margin increased in the second quarter as higher revenues more than offset higher expenses. In the six-month period of 2021, slightly lower expenses resulting from 2020 cost savings initiatives also contributed to the increase in both measures. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 30bp and 20bp in the second quarter and six-month period, respectively.

Tax & Accounting Professionals

		Three months ended June 30,				Six months ended June 30,

				Change					Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic	2021	2020	Total	Constant Currency	Organic
Recurring revenues	150	136	10%	9%	9%	310	294	6%	6%	6%
Transactions revenues	47	32	45%	43%	43%	112	92	20%	19%	19%
Revenues	197	168	17%	15%	15%	422	386	9%	9%	9%
Segment adjusted EBITDA	72	54	32%	32%		170	138	23%	23%
Segment adjusted EBITDA margin	36.2%	31.9%	430bp	450bp		40.2%	35.7%	450bp	440bp

Revenues increased in total, constant currency and on an organic basis in both periods. The increase in organic revenues was driven by growth in recurring revenues (76% of the Tax & Accounting Professionals segment in the second quarter), and transactions revenues (24% of the Tax & Accounting Professionals segment in the second quarter). The increase in recurring revenues included strong growth from the Latin American businesses in both periods. In the second quarter, transactions revenues included Pay-Per-Return tax filing revenues that are normally recorded in the first quarter, but were delayed due to the extension of the 2021 U.S. federal tax filing deadline. Transaction revenue growth in the second quarter also benefited from a favorable comparison to 2020, when a similar shift of Pay-Per-Return tax filing revenues from the second quarter to the third quarter occurred due to an extension of the U.S. federal tax filing deadline. In both years, the change in filing deadlines related to conditions caused by the COVID-19 pandemic. Tax & Accounting Professionals’ organic revenues in the second quarter would have grown 10%, after adjusting the 2020 Pay-Per-Return revenues to be comparable to the revenue pattern of 2021.

We expect Tax & Accounting Professionals to report low-single digit revenue growth in the third quarter. This expected performance is due to the comparison with 2020, when the tax filing deadline was extended causing Pay-Per-Return revenues to be deferred until the third quarter of 2020. If the 2020 Pay-Per-Return revenues were adjusted to be on a comparable basis with 2021, we would have expected mid-single digit revenue growth for the segment.

Segment adjusted EBITDA and the related margin increased in both periods as higher revenues more than offset higher expenses. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 20bp in the second quarter and benefited segment adjusted EBITDA margin by 10bp in the six-month period.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins.

Reuters News

	Three months ended June 30,					Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic	2021	2020	Total	Constant Currency	Organic
Recurring revenues	144	141	3%	1%	1%	288	283	2%	-	-
Transactions revenues	24	14	72%	62%	61%	40	27	48%	43%	42%
Revenues	168	155	9%	6%	6%	328	310	6%	4%	4%
Segment adjusted EBITDA	35	25	45%	66%		63	44	45%	65%
Segment adjusted EBITDA margin	20.8%	15.6%	520bp	820bp		19.2%	14.1%	510bp	780bp

Revenues increased in total, constant currency and on an organic basis in both periods. The increase in organic revenues was driven by transactions revenues from the segment’s Professional business, including Reuters Events. In 2020, Reuters Events was negatively impacted by the cancellation of in-person events due to the COVID-19 pandemic. In 2021, the business has been holding events virtually while it continues to assess when it can resume its full in-person event schedule based on local health guidelines and feedback from customers. Recurring revenues increased slightly in both periods.

Reuters News has an agreement to supply news and editorial content to Refinitiv through October 1, 2048. In the first half of 2021, Reuters News recorded revenues of $169 million (2020 — $168 million) under this agreement.

We expect Reuters News total and organic revenue growth to be between 2% and 3% in the third quarter of 2021, driven by all Reuters News business lines.

Segment adjusted EBITDA and the related margins increased in both periods primarily due to higher revenues and cost savings initiatives from 2020. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 300bp and 270bp in the second quarter and six-month period, respectively.

Global Print

	Three months ended June 30,					Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic	2021	2020	Total	Constant Currency	Organic
Revenues	147	134	9%	6%	6%	290	289	-	(2%)	(2%)
Segment adjusted EBITDA	56	54	2%	(1%)		113	117	(4%)	(6%)
Segment adjusted EBITDA margin	37.9%	40.5%	(260)bp	(280)bp		38.9%	40.5%	(160)bp	(190)bp

Revenues increased in total, constant currency, and on an organic basis in the second quarter driven by higher third-party revenues for printing services and an increase in shipments reflecting a gradual return to office by the segment’s customers. The quarter’s performance also reflected a favorable comparison to the second quarter of 2020 when shipments were delayed at the beginning of the COVID-19 pandemic. In the six-month period, revenues were slightly higher due to the favorable impact of foreign currency, but decreased in constant currency and on an organic basis. We expect Global Print revenues to decline between 5% and 8% in the third quarter and to decline between 4% and 7% for the full year.

Segment adjusted EBITDA increased slightly in the second quarter and decreased in the six-month period. The related margins decreased in both periods due to higher expenses and the dilutive impact of lower margin third-party print revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp and 30bp in the second quarter and six-month period, respectively.

Corporate costs

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020
Corporate costs	76	26	126	59

The increase in Corporate costs primarily reflected $41 million and $52 million of Change Program expenses in the second quarter and six-month period, respectively. We continue to expect between $175 million and $200 million of Change Program expenses for the full year 2021.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

To date, we have not experienced any significant adverse impacts to our liquidity from the economic crisis caused by COVID-19. We continue to believe that we can weather the periods of volatility that are likely to occur as a result of the ongoing crisis, as our capital strategy approach has provided us with a strong capital structure and liquidity position. At June 30, 2021, we had $2.3 billion of cash on hand. Over the remainder of 2021, we expect to use about $415 million of our cash balance to pay the remaining income taxes on the sale of Refinitiv to LSEG and on the subsequent sale of some of our LSEG shares. We also expect to use about $266 million of cash to fund advance payments to the U.K. tax authorities in connection with an ongoing audit. We plan to repurchase some of our common shares, as described below, as well.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders. We completed a $200 million share repurchase program during the first quarter of 2021 to offset the dilution associated with our dividend reinvestment and equity incentive plans. On August 5, 2021, we announced that we plan to repurchase up to $1.2 billion of our common shares (refer to the Share Repurchases - Normal Course Issuer Bid (NCIB) section below). In the future, we expect that proceeds from sales of LSEG shares after the expiration of the applicable contractual lock-up provisions, as discussed in the “Sale of Refinitiv to LSEG” section of this management’s discussion and analysis, will provide us with further options for investment and returns to shareholders.

Our net debt to adjusted EBITDA leverage ratio as of June 30, 2021 was approximately 0.8:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio at June 30, 2021 was 0.6:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1. None of our debt securities are scheduled to mature until 2023.

We believe that our existing sources of liquidity will be sufficient to fund our projected cash requirements for the next 12 months.

The information above and in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2021	2020	$ Change	2021	2020	$ Change
Net cash provided by operating activities	462	422	40	842	598	244
Net cash (used in) provided by investing activities	(489)	(93)	(396)	340	(342)	682
Net cash used in financing activities	(216)	(205)	(11)	(627)	(125)	(502)
(Decrease) increase in cash and bank overdrafts	(243)	124	(367)	555	131	424
Translation adjustments	1	-	1	-	(10)	10
Cash and bank overdrafts at beginning of period	2,584	822	1,762	1,787	825	962
Cash and bank overdrafts at end of period	2,342	946	1,396	2,342	946	1,396
Non-IFRS Financial Measure(1)
Free cash flow	379	305	74	618	340	278

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measure.

Operating activities. Net cash provided by operating activities increased in both periods as higher revenues and favorable movements in working capital more than offset higher tax payments and higher expenses, which included Change Program-related costs. In the six-month period, working capital was also favorable due to lower bonus payments, which reflected the impact of COVID-19 in 2020, and because the prior-year period included costs and investments to reposition our company following the separation of our former F&R business.

Investing activities. In the second quarter of 2021, net cash used in investing activities included $438 million of taxes paid on the sale of Refinitiv and the subsequent sale of LSEG shares as discussed in the “Sale of Refinitiv to LSEG” section of this management’s discussion and analysis, as well as $113 million of capital expenditures. These outflows were partly offset by a $51 million dividend from LSEG. In the second quarter of 2020, net cash used in investing activities included capital expenditures of $145 million that were partly offset by proceeds from the sale of certain real estate.

In the six-month period of 2021, net cash provided by investing activities reflected $1,045 million of dividends, which included $994 million in connection with the sale of LSEG shares and $51 million paid by LSEG. The dividends were partly offset by associated tax payments as well as taxes on the sale of Refinitiv. Capital expenditures were $233 million in the six-month period of 2021. In the six-month period of 2020, net cash used in investing activities reflected $287 million of capital expenditures, as well as spending to acquire Pondera Solutions, a provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs. These outflows were partly offset by the proceeds from the sale of certain real estate.

Financing activities. In the second quarter of 2021 and 2020, net cash used in financing activities was primarily comprised of dividends on common shares. Net cash used in financing activities in the six-month period of 2021 and 2020 was comprised of dividends on common shares as well as share repurchases totaling $588 million and $564 million, respectively. The six-month period of 2020 also included $492 million of proceeds from net borrowings of debt. In May 2020, we repaid our borrowings under the credit facility primarily with the proceeds we received from our May 2020 debt issuance. Refer to the “Commercial paper program”, “Credit facility” and “Long-term debt” subsections below for additional information regarding our debt activity.

Cash and bank overdrafts. The increase in cash and cash and bank overdrafts was primarily due to proceeds from the sale of LSEG shares. Additionally, we received $367 million in after-tax net proceeds from the sale of an investment in December 2020.

Free cash flow. Free cash flow increased in both periods primarily due to higher cash flows from operating activities and the $51 million dividend paid by LSEG in the second quarter.

Additional information about our debt, dividends and share repurchases is as follows:

●

Commercial paper program. Our $1.8 billion commercial paper program provides cost-effective and flexible short-term funding. There was no outstanding commercial paper at June 30, 2021. In January 2020, we issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their maturity. Most of the commercial paper was repaid in February and March 2020, primarily from funds borrowed under our credit facility.

●

Credit facility. We have a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility at June 30, 2021. We borrowed $1.0 billion in the first three months of 2020, of which a portion of the proceeds was used to repay commercial paper. In May 2020, we repaid our borrowings under the credit facility primarily with the proceeds we received from our May 2020 debt issuance. Based on our current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

The U.K. Financial Conduct Authority, which regulates LIBOR, is phasing out the majority of LIBOR rates globally by the end of 2021. Key alternative reference rates have been established and progress continues to be made in establishing better liquidity and term structures required to efficiently replace the existing LIBOR structures. With the exception of the LIBOR-based benchmarks within our external credit facility, we have no material agreements with third parties that use or reference LIBOR as a benchmark rate which require amendment.

If our debt rating is downgraded by Moody’s or S&P, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of June 30, 2021, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 0.6:1.

●

Long-term debt. We did not issue notes or make any debt repayments in the six months ended June 30, 2021. The following table provides information regarding notes that we issued and repaid in the six months ended June 30, 2020.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2020	2.239% Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The notes issued in May 2020 were immediately swapped into U.S. dollars and we used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under our credit facility.

In January 2020, we repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through August 6, 2022 under a base shelf prospectus. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. As of August 5, 2021, neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information about TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

In May 2021, Moody’s affirmed our credit ratings and raised our Outlook to Positive from Stable, citing the strength of our business and strong liquidity position, among other items.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Positive	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2021, we announced a $0.10 per share increase in the annualized dividend to $1.62 per common share (beginning with the common share dividend that we paid in March 2021). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2021	2020	2021	2020
Dividends declared per share	$0.405	$0.380	$0.810	$0.760
Dividends declared	200	188	400	376
Dividends reinvested	(6)	(6)	(12)	(12)
Dividends paid	194	182	388	364

Share repurchases – Normal Course Issuer Bid (NCIB). We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. On August 5, 2021, we announced that we plan to repurchase up to $1.2 billion of our common shares (refer to the “Subsequent Events’’ section of this management’s discussion and analysis for additional information). This new buyback program is in addition to the $200 million repurchase program that was completed in February 2021. Share repurchases are typically executed under a NCIB. Shares will be repurchased for the new buyback program under an amended NCIB, which was approved by the TSX. The amended NCIB will become effective on August 10, 2021. The amended NCIB increases the maximum number of common shares that may be repurchased by an additional 15 million. Under the amended NCIB, up to 20 million common shares may be repurchased between January 4, 2021 and January 3, 2022. The NCIB, as originally approved in December 2020, contemplated the repurchase of up to 5 million common shares. Under the amended NCIB, we may repurchase common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

We did not repurchase any shares in the three months ended June 30, 2021 and 2020. Details of share repurchases under the NCIB for the six months ended June 30, 2021 and 2020 were as follows:

	Six months ended June 30,
	2021	2020
Share repurchases (millions of U.S. dollars)	200	200
Shares repurchased (number in millions)	2.5	2.6
Share repurchases – average price per share in U.S. dollars	$81.45	$78.37

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Financial position

Our total assets were $24.6 billion at June 30, 2021, compared to $17.9 billion at December 31, 2020. The increase reflected the value associated with our LSEG investment.

At June 30, 2021, the carrying amounts of our total current assets exceeded total current liabilities by $1.1 billion, primarily because of an unusually high cash balance. As described earlier, over the remainder of 2021, we expect to use a significant portion of this cash balance to pay the remaining income taxes on the sale of Refinitiv to LSEG and on the subsequent sale of some of our LSEG shares as well as for advance payments to the U.K. tax authorities in connection with an ongoing audit and to repurchase some of our common shares. From time to time, our current liabilities may exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	June 30,	December 31,

(millions of U.S. dollars)	2021	2020
Long-term indebtedness	3,806	3,772
Total debt	3,806	3,772
Swaps	(125)	(100)
Total debt after swaps	3,681	3,672
Remove fair value adjustments for hedges(1)	(7)	1
Total debt after currency hedging arrangements	3,674	3,673
Remove transaction costs, premiums or discounts included in the carrying value of debt	36	38
Add: lease liabilities (current and non-current)	271	306
Less: cash and cash equivalents(2)	(2,342)	(1,787)
Net debt(3)	1,639	2,230
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(3)(4)	2,076	1,975
Net debt / adjusted EBITDA(3)(4)	0.8:1	1.1:1

(1)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(2)

Includes cash and cash equivalents of $68 million and $61 million at June 30, 2021 and December 31, 2020, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

(3)

Amount represents non-IFRS measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendix A of this management’s discussion and analysis for additional information of our non-IFRS financial measures.

(4)

For purposes of this calculation, adjusted EBITDA is computed on a rolling 12-month basis and includes adjusted EBITDA of $502 million, $558 million, $525 million and $491 million for the three months ended June 30, 2021, March 31, 2021, December 31, 2020 and September 30, 2020, respectively. Refer to Appendix B of this management’s discussion and analysis, our 2020 annual report, and our interim reports for the three months ended March 31, 2021 and September 30, 2020, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

At June 30, 2021, our total debt position (after swaps) was $3.7 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At June 30, 2021, the average maturity of our term debt was approximately nine years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The decrease in our net debt is primarily due to the increase in our cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2020 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the six months ended June 30, 2021.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In February 2018, the U.K. tax authority, HM Revenue & Customs (HMRC), issued notices of assessment under the Diverted Profits Tax (DPT) regime for the 2015 taxation year of certain of our current and former U.K. affiliates. We paid $31 million in tax, as required under the notices. As management does not believe that these U.K. affiliates fall within the scope of the Diverted Profits Tax regime, we appealed these assessments in July 2019 to obtain a refund. In February 2021, HMRC issued DPT notices for the 2016 taxation year aggregating $87 million, which we paid in March 2021, as required under the notices. In June 2021, HMRC issued preliminary DPT notices for the 2018 taxation year for approximately $266 million, which we expect to be required to pay in September 2021. In addition, based on recent discussions with HMRC, management believes it is reasonably possible that HMRC may issue similar notices in the next six months for another taxation year for as much as $80 million. These outstanding and expected assessments largely relate to businesses that we have sold. Certain of the assessments are subject to indemnity arrangements under which we have been or will be required to pay additional taxes to HMRC, including those attributable to the indemnity counterparty. We intend to vigorously defend our position by contesting the outstanding and expected assessments through all available administrative and judicial remedies. Any payments made by us are not a reflection of our view on the merits of the case. Because management believes that our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As a result, we would expect to record substantially all of these payments as non-current receivables from HMRC and the indemnity counterparty on our financial statements since we would expect to receive refunds of substantially all of the aggregate amount paid pursuant to these notices of assessment. We expect that our existing sources of liquidity will be sufficient to fund any required payments.

For additional information, please see the “Risk Factors” section of our 2020 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results”.

Our second quarter performance exceeded all of the revenue growth measures included in our second quarter business outlook communicated in May 2021. In August 2021, we announced our business outlook for the third quarter of 2021.

Our full-year 2021 business outlook was originally communicated in February 2021 and updated in both May and August of 2021. The following table summarizes the changes in our 2021 full-year business outlook that occurred during 2021.

Total Thomson Reuters 2021 Full-Year Outlook

	February 23, 2021	May 4, 2021	August 5, 2021

Before currency, includes the Change Program impact and excludes the impact of future acquisitions/dispositions
Revenue growth	3.0% - 4.0%	3.5% - 4.0%	4.0% - 4.5%
Organic revenue growth	3.0% - 4.0%	3.5% - 4.0%	4.0% - 4.5%
Adjusted EBITDA margin	30% - 31%	Unchanged	31% - 32%
Corporate costs	$305 million - $340 million	Unchanged	Unchanged
Core corporate costs	$130 million - $140 million	Unchanged	Unchanged
Change Program operating expenses	$175 million - $200 million	Unchanged	Unchanged
Free cash flow	$1.0 billion - $1.1 billion	Unchanged	$1.1 billion - $1.2 billion
Capital expenditures, as a percentage of revenues	9.0% - 9.5%	Unchanged	Unchanged
Change Program capital expenditures	$125 million - $150 million	Unchanged	Unchanged
Depreciation and amortization of computer software	$650 million - $675 million	Unchanged	Unchanged
Interest expense	$190 million - $210 million	Unchanged	Unchanged
Effective tax rate on adjusted earnings	16% - 18%	Unchanged	Unchanged

“Big 3” Segments 2021 Full-Year Outlook

	February 23, 2021	May 4, 2021	August 5, 2021

Before currency, includes the Change Program impact and excludes the impact of future acquisitions/dispositions

Revenue growth	4.5% - 5.5%	5.0% - 5.5%	5.5% - 6.0%
Organic revenue growth	4.5% - 5.5%	5.0% - 5.5%	5.5% - 6.0%
Adjusted EBITDA margin	38% - 39%	Unchanged	Approximately 39%

In February 2021, the Company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. Our outlook incorporates the forecasted impacts associated with the Change Program, which is expected to take 24 months (2021 – 2022) to largely complete and is projected to require an investment of between $500 million and $600 million during the course of that time. By 2023, we believe the financial benefits that will result from these initiatives include:

●	Organic revenue growth of 5% — 6% including additional annual revenues of $100 million;
●	Adjusted EBITDA margin of 38% — 40%;
●	Free cash flow of $1.8 billion – $2.0 billion;
●	Annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and
●	Capital expenditures as a percentage of revenue between 6% — 6.5%.

Our Outlook also assumes constant currency rates relative to 2020 and does not factor in the impact of any acquisitions or divestitures that may occur in future periods. We believe this type of guidance provides useful insight into the performance of our business. Some of the financial measures in this Outlook are provided on a non-IFRS basis. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

The following table sets forth our current three-year business outlook.

2021, 2022 and 2023 Full-Year Outlook

Total Thomson Reuters

	2021 (August 5 Update)	2022	2023

Before currency, includes the Change Program impact and excludes the impact of future acquisitions/dispositions
Revenue growth	4.0% - 4.5%	4.0% - 5.0%	5.0% - 6.0%
Organic revenue growth	4.0% - 4.5%	4.0% - 5.0%	5.0% - 6.0%
Adjusted EBITDA margin	31% - 32%	34% - 35%	38% - 40%
Corporate costs	$305 million - $340 million	$245 million - $280 million	$110 million - $120 million
Core corporate costs	$130 million - $140 million	$120 million - $130 million	$110 million - $120 million
Change Program operating expenses	$175 million - $200 million	$125 million - $150 million	$0
Free cash flow	$1.1 billion - $1.2 billion	$1.2 billion - $1.3 billion	$1.8 billion - $2.0 billion
Capital expenditures, as a percentage of revenues	9.0% - 9.5%	7.5% - 8.0%	6.0% - 6.5%
Change Program capital expenditures	$125 million - $150 million	$75 million - $100 million	$0
Depreciation and amortization of computer software	$650 million - $675 million	$620 million - $645 million	$580 million - $605 million
Interest expense	$190 million - $210 million	$190 million - $210 million	$190 million - $210 million
Effective tax rate on adjusted earnings	16% - 18%	n/a	n/a

“Big 3” Segments Outlook

	2021 (August 5 Update)	2022	2023

Before currency, includes the Change Program impact and excludes the impact of future acquisitions/dispositions

Revenue growth	5.5% - 6.0%	5.5% - 6.5%	6.0% - 7.0%
Organic revenue growth	5.5% - 6.0%	5.5% - 6.5%	6.0% - 7.0%
Adjusted EBITDA margin	Approximately 39%	41% - 42%	43% - 45%

Change Program Investment in 2021

In 2021, we plan to invest between $300 million and $350 million in the Change Program, of which we incurred $91 million in the first half of 2021 and expect to incur between $210 million and $260 million in the second half of the year. In each period and for the full year, we expect to expense 60% of the investments and capitalize 40% of the investments, which will be amortized over future periods.

Third-Quarter 2021 Outlook

●	Total revenues and total organic revenues are expected to increase between 3.5% and 4.0%.
●	“Big 3” total revenues and organic revenues are expected to increase between 5.0% and 5.5%.
●	Tax & Accounting Professionals revenues are expected to increase low single digits.
●	Reuters News revenues are expected to increase between 2.0% and 3.0%.
●	Global Print revenues are expected to decline between 5.0% and 8.0%.

The following table summarizes our material assumptions and material risks that may cause actual performance to differ from our expectations underlying our financial outlook.

Revenues
Material assumptions	Material risks

● Improved global economic conditions throughout 2021 to 2023, despite periods of volatility due to disruption caused by COVID-19 and the measures intended to mitigate its impact

● Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

● Continued ability to deliver innovative products that meet evolving customer demands

● Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

● Improvement in customer retention through commercial simplification efforts and customer service improvements

● Business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than we expect or may be interrupted by future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy

● Global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for our customers, creating significant cost pressures for some of them and potentially constraining the number of professionals employed, which could lead to lower demand for our products and services

● Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks

● Our ability to achieve revenue growth targets

● Business mix continues to shift to higher-growth product offerings

● Change Program expenses of $500 million to $600 million in 2021 and 2022

● Change Program investments drive higher adjusted EBITDA margin through higher revenues and efficiencies by 2023

● Same as the risks above related to the revenue outlook

● The costs to execute our Change Program may be higher than current expectations, or the expected benefits by 2023 may be lower than current expectations

● Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks

● Our ability to achieve our revenue and adjusted EBITDA margin targets

● Capital expenditures expected to be between 9% and 9.5% of revenues in 2021; between 7.5% and 8% of revenues in 2022; and between 6% and 6.5% of revenues in 2023

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

● Capital expenditures may be higher than currently expected

● The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2020 does not significantly change

● No unexpected changes in tax laws and treaties within the jurisdictions where we operate

● Depreciation and amortization of computer software between $650 million and $675 million in 2021

● Interest expense between $190 million and $210 million in 2021

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict (i) our share of post-tax earnings (losses) in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

While our first-half 2021 performance provides us with increasing confidence about our outlook, the global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global economic or business environment could impact our ability to achieve our outlook.

Related Party Transactions

As of August 4, 2021, Woodbridge beneficially owned approximately 66% of our common shares.

In March 2021, we received a dividend of $994 million related to the sale of LSEG shares from YPL, an equity method investment. In June 2021, we received a dividend of $51 million from YPL reflecting our portion of dividends from LSEG (see the “Sale of Refinitiv to LSEG” section of this management’s discussion and analysis for additional information).

Except for the above transactions, there were no new significant related party transactions during the first six months of 2021. Refer to the “Related Party Transactions” section of our 2020 annual management’s discussion and analysis, which is contained in our 2020 annual report, as well as note 31 of our 2020 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

Share Repurchases

On August 5, 2021, we announced that we plan to repurchase up to $1.2 billion of our common shares. The completion of this program will depend on factors such as market conditions, share price and other opportunities to invest capital for growth.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2020 annual management’s discussion and analysis, which is contained in our 2020 annual report, for information regarding changes in accounting policies. Since the date of our 2020 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2020 annual management’s discussion and analysis, which is contained in our 2020 annual report, for additional information. Since the date of our 2020 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of August 4, 2021, we had outstanding 495,851,072 common shares, 6,000,000 Series II preference shares, 3,044,665 stock options and a total of 2,652,774 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2020 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the Securities and Exchange Commission (SEC) at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our quarterly and three-year business outlook, expectations related to the Change Program, statements regarding the Company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow, statements regarding the expected future growth of our customer segments or businesses, the Company’s expectations regarding share repurchases, and the funding of any required HMRC payments. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2020 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. There is no assurance that any forward-looking statement will materialize.

Our company’s quarterly and three-year business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the Company believes are appropriate under the circumstances.

Our company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/ Reconciliation

Adjusted earnings and adjusted EPS

Net earnings:

● Excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full-year tax expense or on cash taxes paid.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non- IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under our contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three and six months ended June 30, 2021 and 2020.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except margins)	2021	2020	2021	2020

Earnings from continuing operations	1,072	131	6,105	322

Adjustments to remove:

Tax expense	289	16	1,883	63

Other finance (income) costs	(2)	13	4	(34)

Net interest expense	49	52	100	97

Amortization of other identifiable intangible assets	30	30	61	60

Amortization of computer software	122	118	237	229

Depreciation	42	43	88	83

EBITDA	1,602	403	8,478	820

Adjustments to remove:

Share of post-tax (earnings) losses in equity method investments	(1,092)	153	(7,389)	207

Other operating gains, net	(14)	(80)	(31)	(48)

Fair value adjustments	6	3	2	(20)

Adjusted EBITDA	502	479	1,060	959

Deduct: Capital expenditures	(113)	(145)	(233)	(287)

Adjusted EBITDA less capital expenditures	389	334	827	672

Adjusted EBITDA margin	32.7%	34.1%	34.1%	32.8%

Adjusted EBITDA less capital expenditures margin	25.4%	23.8%	26.6%	23.0%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except per share amounts and share data)	2021	2020	2021	2020

Net earnings	1,068	126	6,104	319

Adjustments to remove:

Fair value adjustments	6	3	2	(20)

Amortization of other identifiable intangible assets	30	30	61	60

Other operating gains, net	(14)	(80)	(31)	(48)

Other finance (income) costs	(2)	13	4	(34)

Share of post-tax (earnings) losses in equity method investments	(1,092)	153	(7,389)	207

Tax on above items(1)	255	(28)	1,790	(59)

Tax items impacting comparability(1)	(12)	9	(11)	39

Loss from discontinued operations, net of tax	4	5	1	3

Interim period effective tax rate normalization(1)	(3)	(10)	(2)	(6)

Dividends declared on preference shares	-	-	(1)	(1)

Adjusted earnings	240	221	528	460

Adjusted EPS	$0.48	$0.44	$1.06	$0.92

Diluted weighted-average common shares (millions)	497.3	497.6	497.1	497.6

(1)	See the “Results of Operations—Tax expense” section of this management’s discussion and analysis for additional information.

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2021	2020	2021	2020

Net cash provided by operating activities	462	422	842	598

Capital expenditures	(113)	(145)	(233)	(287)

Proceeds from disposals of property and equipment	-	45	-	64

Other investing activities	52	1	53	2

Payments of lease principal	(22)	(18)	(43)	(36)

Dividends paid on preference shares	-	-	(1)	(1)

Free cash flow	379	305	618	340

Reconciliation of changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended June 30,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Revenues

Legal Professionals	673	620	9%	2%	7%	-	6%

Corporates	348	329	6%	1%	4%	-	4%

Tax & Accounting Professionals	197	168	17%	1%	15%	-	15%

“Big 3” Segments Combined	1,218	1,117	9%	2%	7%	-	7%

Reuters News	168	155	9%	2%	6%	-	6%

Global Print	147	134	9%	3%	6%	-	6%

Eliminations/Rounding	(1)	(1)

Total revenues	1,532	1,405	9%	2%	7%	-	7%

Reconciliation of changes in recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended June 30,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Recurring Revenues

Legal Professionals	626	580	8%	2%	6%	-	6%

Corporates	300	282	6%	2%	5%	-	5%

Tax & Accounting Professionals	150	136	10%	1%	9%	-	9%

“Big 3” Segments Combined	1,076	998	8%	2%	6%	-	6%

Reuters News	144	141	3%	2%	1%	-	1%

Total recurring revenues	1,220	1,139	7%	2%	5%	-	5%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended June 30,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Transactions Revenues

Legal Professionals	47	40	18%	4%	14%	-	14%

Corporates	48	47	2%	1%	1%	-	1%

Tax & Accounting Professionals	47	32	45%	2%	43%	-	43%

“Big 3” Segments Combined	142	119	19%	2%	17%	-	17%

Reuters News	24	14	72%	9%	62%	2%	61%

Total transactions revenues	166	133	25%	3%	22%	-	22%

Reconciliation of changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Six months ended June 30,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Revenues

Legal Professionals	1,341	1,246	8%	2%	6%	-	6%

Corporates	732	696	5%	1%	4%	-	4%

Tax & Accounting Professionals	422	386	9%	-	9%	-	9%

“Big 3” Segments Combined	2,495	2,328	7%	1%	6%	-	6%

Reuters News	328	310	6%	2%	4%	-	4%

Global Print	290	289	-	2%	(2%)	-	(2%)

Eliminations/Rounding	(1)	(2)

Total revenues	3,112	2,925	6%	1%	5%	-	5%

Reconciliation of changes in recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Six months ended June 30,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Recurring Revenues

Legal Professionals	1,247	1,167	7%	2%	5%	-	5%

Corporates	595	563	6%	1%	5%	-	5%

Tax & Accounting Professionals	310	294	6%	(1%)	6%	-	6%

“Big 3” Segments Combined	2,152	2,024	6%	1%	5%	-	5%

Reuters News	288	283	2%	2%	-	-	-

Total recurring revenues	2,440	2,307	6%	1%	5%	-	4%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Six months ended June 30,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Transactions Revenues

Legal Professionals	94	79	19%	3%	16%	-	16%

Corporates	137	133	3%	-	3%	-	3%

Tax & Accounting Professionals	112	92	20%	1%	19%	-	19%

“Big 3” Segments Combined	343	304	13%	1%	11%	-	11%

Reuters News	40	27	48%	5%	43%	1%	42%

Total transactions revenues	383	331	15%	2%	14%	-	14%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Three months ended June 30,

(millions of U.S. dollars, except margins and per share amounts)	2021	2020	Total	Change Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	285	254	12%	2%	10%

Corporates	130	118	10%	1%	9%

Tax & Accounting Professionals	72	54	32%	1%	32%

“Big 3” Segments Combined	487	426	14%	2%	13%

Reuters News	35	25	45%	(21%)	66%

Global Print	56	54	2%	3%	(1%)

Corporate costs	(76)	(26)	n/a	n/a	n/a

Consolidated adjusted EBITDA	502	479	5%	-	5%

Adjusted EBITDA Margin

Legal Professionals	42.3%	40.9%	140bp	-	140bp

Corporates	37.2%	35.9%	130bp	(30)bp	160bp

Tax & Accounting Professionals	36.2%	31.9%	430bp	(20)bp	450bp

“Big 3” Segments Combined	39.9%	38.1%	180bp	(10)bp	190bp

Reuters News	20.8%	15.6%	520bp	(300)bp	820bp

Global Print	37.9%	40.5%	(260)bp	20bp	(280)bp

Corporate costs	n/a	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	32.7%	34.1%	(140)bp	(70)bp	(70)bp

Consolidated operating expenses	1,036	929	11%	3%	8%

Consolidated adjusted EPS	$0.48	$0.44	9%	-	9%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Six months ended June 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2021	2020	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	564	484	17%	3%	14%

Corporates	276	235	17%	-	17%

Tax & Accounting Professionals	170	138	23%	-	23%

“Big 3” Segments Combined	1,010	857	18%	2%	16%

Reuters News	63	44	45%	(20%)	65%

Global Print	113	117	(4%)	3%	(6%)

Corporate costs	(126)	(59)	n/a	n/a	n/a

Consolidated adjusted EBITDA	1,060	959	11%	1%	10%

Adjusted EBITDA Margin

Legal Professionals	42.1%	38.8%	330bp	30bp	300bp

Corporates	37.7%	33.8%	390bp	(20)bp	410bp

Tax & Accounting Professionals	40.2%	35.7%	450bp	10bp	440bp

“Big 3” Segments Combined	40.5%	36.8%	370bp	20bp	350bp

Reuters News	19.2%	14.1%	510bp	(270)bp	780bp

Global Print	38.9%	40.5%	(160)bp	30bp	(190)bp

Corporate costs	n/a	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	34.1%	32.8%	130bp	(30)bp	160bp

Consolidated operating expenses	2,054	1,946	6%	3%	3%

Consolidated adjusted EPS	$1.06	$0.92	15%	-	15%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019

Revenues	1,532	1,580	1,616	1,443	1,405	1,520	1,583	1,413

Operating profit	316	387	956	318	365	290	216	262

Earnings (loss) from continuing operations	1,072	5,033	587	240	131	191	1,321	(72)

(Loss) earnings from discontinued operations, net of tax	(4)	3	(25)	1	(5)	2	3	28

Net earnings (loss)	1,068	5,036	562	241	126	193	1,324	(44)

Earnings (loss) attributable to common shareholders	1,068	5,036	562	241	126	193	1,324	(44)

Basic earnings (loss) per share

From continuing operations	$2.16	$10.15	$1.18	$0.48	$0.26	$0.38	$2.64	$(0.14)

From discontinued operations	(0.01)	-	(0.05)	-	(0.01)	0.01	0.01	0.05

	$2.15	$10.15	$1.13	$0.48	$0.25	$0.39	$2.65	$(0.09)

Diluted earnings (loss) per share

From continuing operations	$2.16	$10.13	$1.18	$0.48	$0.26	$0.38	$2.63	$(0.14)

From discontinued operations	(0.01)	-	(0.05)	-	(0.01)	0.01	0.01	0.05

	$2.15	$10.13	$1.13	$0.48	$0.25	$0.39	$2.64	$(0.09)

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The COVID-19 pandemic caused some of our revenue to shift from our traditional patterns. Specifically, revenues in our Tax & Accounting Professionals segment in the second quarter of 2021 benefited from higher pay-per-return revenues associated with extended U.S. federal tax deadlines, while revenues in our Global Print segment benefited from more professionals returning to work. In contrast, revenues in the second quarter of 2020 were negatively impacted by delayed print shipments and deferrals of pay-per-return revenues due to extended U.S. federal tax deadlines. Foreign currency had a slightly negative impact on our revenues through December 31, 2020. Acquisitions or divestitures of businesses did not significantly impact our revenues throughout the eight quarter period.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. In 2021, our operating profit was negatively impacted by Change Program costs and, in 2019, by costs and investments to reposition our business. In the third quarter of 2019, operating profit benefited from a significant gain on the revaluation of warrants that we held in our former Refinitiv investment. In 2020, operating profit benefited from lower costs due to the completion of the repositioning of our company in 2019 following the sale of F&R in October 2018 and, beginning with the second quarter of 2020, our COVID-19 related cost-reduction initiatives. In the fourth quarter of 2020, operating profit also benefited from a significant gain from the sale of an investment and a gain from an amendment to a pension plan.

Net earnings (loss) – Net earnings in the second quarter reflected an increase in the value of our LSEG investment. The increase in net earnings in the first quarter of 2021 was due to the gain on sale of Refinitiv to LSEG. Net earnings in the fourth quarter of 2019 was due to a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations.

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada, and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

●	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
●	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2021, our 2020 annual consolidated financial statements, as well as our 2020 annual management’s discussion and analysis included in our 2020 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC on March 2, 2020 and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended June 30, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,049	853	(370)	1,532

Operating expenses	(3)	-	(900)	(503)	370	(1,036)

Depreciation	-	-	(17)	(25)	-	(42)

Amortization of computer software	-	-	(5)	(117)	-	(122)

Amortization of other identifiable intangible assets	-	-	(12)	(18)	-	(30)

Other operating gains, net	-	-	-	14	-	14

Operating (loss) profit	(3)	-	115	204	-	316

Finance (costs) income, net:

Net interest expense	(39)	-	-	(10)	-	(49)

Other finance income (costs)	13	-	-	(11)	-	2

Intercompany net interest income (expense)	29	-	(13)	(16)	-	-

Income before tax and equity method investments	-	-	102	167	-	269

Share of post-tax earnings in equity method investments	-	-	-	1,092	-	1,092

Share of post-tax earnings in subsidiaries	1,068	-	5	77	(1,150)	-

Tax expense	-	-	(25)	(264)	-	(289)

Earnings from continuing operations	1,068	-	82	1,072	(1,150)	1,072

Loss from discontinued operations, net of tax	-	-	-	(4)	-	(4)

Net earnings	1,068	-	82	1,068	(1,150)	1,068

Earnings attributable to common shareholders	1,068	-	82	1,068	(1,150)	1,068

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended June 30, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	995	740	(330)	1,405

Operating expenses	(5)	-	(863)	(391)	330	(929)

Depreciation	-	-	(17)	(26)	-	(43)

Amortization of computer software	-	-	(6)	(112)	-	(118)

Amortization of other identifiable intangible assets	-	-	(14)	(16)	-	(30)

Other operating (losses) gains, net	-	-	(14)	94	-	80

Operating (loss) profit	(5)	-	81	289	-	365

Finance (costs) income, net:

Net interest expense	(39)	-	(1)	(12)	-	(52)

Other finance costs	(9)	-	-	(4)	-	(13)

Intercompany net interest income (expense)	26	-	(13)	(13)	-	-

(Loss) income before tax and equity method investments	(27)	-	67	260	-	300

Share of post-tax losses in equity method investments	-	-	-	(153)	-	(153)

Share of post-tax earnings in subsidiaries	153	-	6	31	(190)	-

Tax (expense) benefit	-	-	(36)	20	-	(16)

Earnings from continuing operations	126	-	37	158	(190)	131

Loss from discontinued operations, net of tax	-	-	-	(5)	-	(5)

Net earnings	126	-	37	153	(190)	126

Earnings attributable to common shareholders	126	-	37	153	(190)	126

CONDENSED CONSOLIDATING INCOME STATEMENT

	Six months ended June 30, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	2,141	1,737	(766)	3,112

Operating expenses	(5)	-	(1,854)	(961)	766	(2,054)

Depreciation	-	-	(33)	(55)	-	(88)

Amortization of computer software	-	-	(10)	(228)	1	(237)

Amortization of other identifiable intangible assets	-	-	(25)	(36)	-	(61)

Other operating (losses) gains, net	-	-	(1)	32	-	31

Operating (loss) profit	(5)	-	218	489	1	703

Finance (costs) income, net:

Net interest expense	(78)	-	(1)	(21)	-	(100)

Other finance costs	(3)	-	-	(1)	-	(4)

Intercompany net interest income (expense)	57	-	(25)	(32)	-	-

(Loss) income before tax and equity method investments	(29)	-	192	435	1	599

Share of post-tax earnings in equity method investments	-	-	-	7,389	-	7,389

Share of post-tax earnings in subsidiaries	6,133	-	7	144	(6,284)	-

Tax expense	-	-	(48)	(1,835)	-	(1,883)

Earnings from continuing operations	6,104	-	151	6,133	(6,283)	6,105

Loss from discontinued operations, net of tax	-	-	-	(1)	-	(1)

Net earnings	6,104	-	151	6,132	(6,283)	6,104

Earnings attributable to common shareholders	6,104	-	151	6,132	(6,283)	6,104

CONDENSED CONSOLIDATING INCOME STATEMENT

	Six months ended June 30, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	2,065	1,549	(689)	2,925

Operating expenses	(8)	-	(1,801)	(826)	689	(1,946)

Depreciation	-	-	(33)	(50)	-	(83)

Amortization of computer software	-	-	(12)	(218)	1	(229)

Amortization of other identifiable intangible assets	-	-	(27)	(33)	-	(60)

Other operating (losses) gains, net	-	-	(11)	59	-	48

Operating (loss) profit	(8)	-	181	481	1	655

Finance (costs) income, net:

Net interest expense	(75)	-	(1)	(21)	-	(97)

Other finance income (costs)	84	-	(1)	(49)	-	34

Intercompany net interest income (expense)	52	-	(25)	(27)	-	-

Income before tax and equity method investments	53	-	154	384	1	592

Share of post-tax losses in equity method investments	-	-	-	(207)	-	(207)

Share of post-tax earnings in subsidiaries	266	-	11	84	(361)	-

Tax (expense) benefit	-	-	(70)	7	-	(63)

Earnings from continuing operations	319	-	95	268	(360)	322

Loss from discontinued operations, net of tax	-	-	-	(3)	-	(3)

Net earnings	319	-	95	265	(360)	319

Earnings attributable to common shareholders	319	-	95	265	(360)	319

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	June 30, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	3	-	350	1,989	-	2,342

Trade and other receivables	10	-	669	362	-	1,041

Intercompany receivables	3,520	-	304	3,750	(7,574)	-

Other financial assets	-	-	5	72	-	77

Prepaid expenses and other current assets	1	-	207	217	-	425

Current assets	3,534	-	1,535	6,390	(7,574)	3,885

Property and equipment, net	-	-	217	265	-	482

Computer software, net	-	-	15	805	(1)	819

Other identifiable intangible assets, net	-	-	1,124	2,244	-	3,368

Goodwill	-	-	3,730	2,262	-	5,992

Equity method investments	-	-	-	7,913	-	7,913

Other non-current assets	125	-	125	679	-	929

Intercompany receivables	223	-	-	778	(1,001)	-

Investments in subsidiaries	18,988	-	185	4,154	(23,327)	-

Deferred tax	-	-	-	1,173	-	1,173

Total assets	22,870	-	6,931	26,663	(31,903)	24,561

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	44	-	379	600	-	1,023

Current tax liabilities	-	-	-	663	-	663

Deferred revenue	-	-	661	262	-	923

Intercompany payables	3,240	-	511	3,823	(7,574)	-

Other financial liabilities	-	-	17	141	-	158

Current liabilities	3,284	-	1,568	5,489	(7,574)	2,767

Long-term indebtedness	3,806	-	-	-	-	3,806

Provisions and other non-current liabilities	3	-	64	860	-	927

Intercompany payables	-	-	778	223	(1,001)	-

Deferred tax	-	-	182	1,102	-	1,284

Total liabilities	7,093	-	2,592	7,674	(8,575)	8,784

Equity

Total equity	15,777	-	4,339	18,989	(23,328)	15,777

Total liabilities and equity	22,870	-	6,931	26,663	(31,903)	24,561

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	3	-	359	1,425	-	1,787

Trade and other receivables	1	-	735	415	-	1,151

Intercompany receivables	3,406	-	245	3,298	(6,949)	-

Other financial assets	-	-	5	607	-	612

Prepaid expenses and other current assets	1	-	212	212	-	425

Current assets	3,411	-	1,556	5,957	(6,949)	3,975

Property and equipment, net	-	-	241	304	-	545

Computer software, net	-	-	12	821	(3)	830

Other identifiable intangible assets, net	-	-	1,150	2,277	-	3,427

Goodwill	-	-	3,731	2,245	-	5,976

Equity method investments	-	-	-	1,136	-	1,136

Other non-current assets	101	-	132	555	-	788

Intercompany receivables	245	-	-	778	(1,023)	-

Investments in subsidiaries	12,854	-	175	4,056	(17,085)	-

Deferred tax	-	-	-	1,204	-	1,204

Total assets	16,611	-	6,997	19,333	(25,060)	17,881

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	39	-	421	699	-	1,159

Current tax liabilities	-	-	1	250	-	251

Deferred revenue	-	-	611	255	-	866

Intercompany payables	2,617	-	681	3,651	(6,949)	-

Other financial liabilities	200	-	19	157	-	376

Current liabilities	2,856	-	1,733	5,012	(6,949)	2,652

Long-term indebtedness	3,772	-	-	-	-	3,772

Provisions and other non-current liabilities	3	-	72	1,008	-	1,083

Intercompany payables	-	-	778	245	(1,023)	-

Deferred tax	-	-	183	211	-	394

Total liabilities	6,631	-	2,766	6,476	(7,972)	7,901

Equity

Total equity	9,980	-	4,231	12,857	(17,088)	9,980

Total liabilities and equity	16,611	-	6,997	19,333	(25,060)	17,881

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

	Three months ended June 30, 2021

Net cash (used in) provided by operating activities	(74)	-	123	413	-	462

Net cash used in investing activities	-	-	(8)	(481)	-	(489)

Net cash provided by (used in) financing activities	71	-	(97)	(190)	-	(216)

(Decrease) increase in cash and bank overdrafts	(3)	-	18	(258)	-	(243)

	Three months ended June 30, 2020

Net cash (used in) provided by operating activities	(65)	-	346	141	-	422

Net cash provided by (used in) investing activities	28	-	(9)	101	(213)	(93)

Net cash provided by (used in) financing activities	40	-	(139)	(319)	213	(205)

Increase (decrease) in cash and bank overdrafts	3	-	198	(77)	-	124

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

	Six months ended June 30, 2021

Net cash (used in) provided by operating activities	(87)	-	183	746	-	842

Net cash (used in) provided by investing activities	-	-	(11)	386	(35)	340

Net cash provided by (used in) financing activities	87	-	(181)	(568)	35	(627)

(Decrease) increase in cash and bank overdrafts	-	-	(9)	564	-	555

	Six months ended June 30, 2020

Net cash (used in) provided by operating activities	(101)	-	427	272	-	598

Net cash used in investing activities	(47)	-	(11)	(96)	(188)	(342)

Net cash provided by (used in) financing activities	147	-	(303)	(157)	188	(125)

(Decrease) increase in cash and bank overdrafts	(1)	-	113	19	-	131